Tarpon                                    Joseph T. Lendo
Industries, Inc.                          Chief Financial Officer
                                          2420 Wills Street Marysville MI  48040


March 25, 2008

Mr. Terence S. O'Brien
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE: Tarpon Industries, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    Form  10-Q for Fiscal Quarter Ended June 30, 2007
    File No.  001-32428

Dear Mr. O'Brien:

This letter is in response to your comment letter of November 6, 2007 related to he above documents. Specifically:

Form 10-K for the year ended December 31, 2006

     1. We have expanded our discussion of the FENCEMaster matter for all subsequent filings, including discussion as to the impact , if any, on our cash flow and liquidity. We have also expanded our discussion of this event and the manner it is presented in the financial statements. This will be reflected, among others, in the report of the Registrant on Form 10-K for the year ended December 31, 2007.

Form 10-Q for the quarter ended June 30, 2007

     2. We will include all discussions with respect to our plans to overcome our financial difficulties in all future filings, Form S-1 filings and amendments. This will be reflected, among others, in the report of the Registrant on Form 10-K for the year ended December 31, 2007.

Form 8-K / A filed October 31, 2007

     3. Our Form S-1 (file no. 333-146651) has been formally withdrawn. Any future filings and registrations will properly present the restated financials to reflect the Steelbank sale. This will be reflected, among others, in the report of the Registrant on Form 10-K for the year ended December 31, 2007.

Please feel free to contact me if you have further questions at 810.364.7421.

Thank you.

/s/ Joseph T. Lendo

Joseph T. Lendo
Chief Financial Officer